UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.

Retirement Savings Plan

For Bargaining Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, N.J. 07054

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

(FORMERLY CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (formerly Cendant Car Rental Operations Support, Inc. Retirement Savings Plan for Bargaining Hourly Employees):

We have audited the accompanying statement of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (formerly Cendant Car Rental Operations Support, Inc. Retirement Savings Plan For Bargaining Hourly Employees) (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
June 28, 2007

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

(FORMERLY CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$—	$2,416
Mutual funds	637,170	252,344
Common/collective trusts	445,927	173,175
Avis Budget Group, Inc. common stock	1,352	1,145
Other common stock	4,948	—
Loans to participants	16,320	13,115

Total investments	1,105,717	442,195

Receivables:
Participant contributions	785	5,217
Employer contributions	—	77,224
Interest and dividends	73	5

Total receivables	858	82,446

Total assets	1,106,575	524,641

LIABILITIES:
Excess contributions payable	10,598	—

Total liabilities	10,598	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,095,977	524,641

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,960	2,482

NET ASSETS AVAILABLE FOR BENEFITS	$1,103,937	$527,123

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

(FORMERLY CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Net investment income:
Interest	$14,459
Dividends	19,134
Net appreciation in fair value of investments	65,292

Net investment income	98,885

Contributions:
Participants	178,249
Employer	726
Rollovers	7,617
Transfers of participant account balances from affiliated plans	435,955

Total contributions	622,547

Total additions	721,432

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	144,433
Administrative expenses	185

Total deductions	144,618

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	576,814
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	527,123

END OF YEAR	$1,103,937

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

(FORMERLY CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES)

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (formerly Cendant Car Rental Operations Support, Inc. Retirement Savings Plan for Bargaining Hourly Employees) (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”) (formerly Cendant Corporation).

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) section 401 (k) employee salary deferral benefits for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended in 2006 to change the Plan name to AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees and to allow for the transfer of participants’ balances between the Plan and other affiliated plans of the Company.

On July 31, 2006, the Company’s parent, ABGI completed the spin-offs of Realogy Corporation (“Realogy”) and Wyndham Worldwide Corporation (“Wyndham”) and distributed one share each of Realogy and Wyndham common stock for every four and five shares, respectively, of the outstanding Cendant Corporation common stock held on July 21, 2006. On August 23, 2006, ABGI completed the sale of Travelport.

Following the spin-offs of Realogy and Wyndham and the sale of Travelport, the parent company’s stockholders approved a change in the parent company’s name from Cendant Corporation to Avis Budget Group, Inc., and Cendant Car Rental Operations Support, Inc. was changed to AB Car Rental Services, Inc. On September 5, 2006, ABGI completed a 1-for-10 reverse stock split of ABGI’s common stock and references to common share data within the notes to the financial statements have been revised to reflect the reverse stock split (see Note 5 – Exempt Party-in-Interest Transactions).

The following is a summary of certain Plan provisions:

Eligibility – Each employee, who as of March 31, 2004, was eligible to participate in a qualified defined contribution plan of the Affiliates became an eligible participant on the later of (i) April 1, 2004 or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation up to the statutory maximum of $15,000 for 2006. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,000 for 2006.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member. Due to an administrative error, certain of the Company’s eligible employees were not permitted to participate in the Plan during 2005. The Company corrected this matter in accordance with Internal Revenue Service (“IRS”) regulations, which required the Company to make a contribution to the Plan on behalf of the eligible employees who were precluded from participating in the Plan. Accordingly, the Statement of Net Assets Available for Benefits as of December 31, 2005 includes an employer contribution receivable of $77,224, which represents the amount of contributions such employees were unable to make to the Plan due to the administrative error.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with IRS regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company and other common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions to the Plan plus actual earning thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2006 and 2005, forfeited account balances amounted to $9,819 and $0, respectively. No forfeited account balances were used during 2006.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan.

Transfer from affiliated plans – Net transfers of participants account balances from affiliated plans totaled $435,955 for the year ended December 31, 2006.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. For the Plan year ending December 31, 2006 this amount was $10,598.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Adoption of New Accounting Guidance – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The financial statements reflected the retroactive adoption of the FSP. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at either December 31, 2006 or December 31, 2005.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at outstanding loan balances, which approximate fair value. One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $419,105 and $138,884 at December 31, 2006 and 2005, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. There were no outstanding benefit payments due to participants for the years ended December 31, 2006 and 2005.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2006
* Merrill Lynch Retirement Preservation Trust (**)	$419,105
Davis NY Venture Fund	191,381
ING International Value Fund	62,231
MASS Investment Growth Stock Fund	59,198
Oppenheimer Quest Balanced Value Fund	57,063
PIMCO Total Return Fund	95,362

2005
* Merrill Lynch Retirement Preservation Trust (**)	$138,884
Harbor Small Capital Value Fund	97,294
Davis NY Venture Fund	41,408
Oppenheimer Emerging Markets Equity Trust	33,033
Oppenheimer Capital Appreciation Fund	29,965

(*)	Permitted party-in-interest
(**)	The contract value of Merrill Lynch Retirement Preservation Trust was $427,069 and $141,366 at December 31, 2006 and 2005, respectively.

During 2006, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2006
Mutual funds	$58,649
Common/collective trusts	7,805
Common stock(*)	(1,162)

$65,292

(*)	Includes the common stock of Avis Budget Group, Inc., Realogy Corp. and Wyndham Worldwide Corp. (see Note 1 – Description of the Plan for more information).

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 62 and 7 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $4,349 and $1,348, respectively. During 2006, the Plan earned dividend income of $10 from ABGI, which is the parent of the sponsoring employers.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the rights to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2006, to Form 5500:

Net assets available for benefits per the financial statements	$1,103,937
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,960)
Add: Excess contributions payable	10,598

Net assets available for benefits per Form 5500	$1,106,575

The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2006, to the benefits paid per Form 5500:

Participant contributions per the financial statements	$178,249
Add: Excess contributions payable	10,598

Participant contributions per Form 5500	$188,847

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements	$576,814
Less: Transfer of assets to the Plan (Reflected in line L – Transfer of assets – of Form 5500)	(435,955)
Adjustment for contract value to fair value for fully benefit-responsive investment contracts	(7,960)
Add: Excess contributions payable	10,598

Net income per Form 5500	$143,497

******

Plan Number: 002
EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

(FORMERLY CENDANT CAR RENTAL OPERATIONS SUPPORT, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES)

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issue, Borrower, Current Lessor or Similar Party		Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****
*	Avis Budget Group, Inc.	Common stock	62		1,352
	Realogy	Common stock	88		2,682
	Wyndham	Common stock	71		2,266
	Oppenheimer Emerging Markets Equity Trust	Common/collective trust	451		10,945
	Oppenheimer International Growth Trust	Common/collective trust	296		4,256
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust	427,064		419,105
*	Merrill Lynch Equity Index Trust	Common/collective trust	697		11,621
	Allianz CCM Capital Appreciation Fund	Registered investment fund	574		11,081
	Allianz Capital Renaissance Fund	Registered investment fund	67		1,415
	Davis NY Venture Fund	Registered investment fund	4,914		191,381
	Harbor Small Capital Value Fund	Registered investment fund	2,013		43,188
	ING International Value Fund	Registered investment fund	3,024		62,231
	Lord Abbett Bond Debenture Fund	Registered investment fund	530		4,243
	MASS Investment Growth Stock Fund	Registered investment fund	4,268		59,198
	MFS Mid-Cap Growth Fund	Registered investment fund	3,567		33,498
	MFS Value Fund	Registered investment fund	215		5,745
	Oppenheimer Capital Appreciation Fund	Registered investment fund	955		45,267
	Oppenheimer Quest Balanced Value Fund	Registered investment fund	3,030		57,063
	PIMCO Total Return Fund	Registered investment fund	9,187		95,362
	DWS RREEF Real Estate Fund	Registered investment fund	530		14,066
	The Oakmark Equity and Income Fund	Registered investment fund	126		3,259
	Vanguard Explorer Admiral Fund	Registered investment fund	146		10,173
	Various participants**	Participant loans			16,320

Total					$1,105,717

*	Represents a permitted party-in-interest.
**	Maturity dates range from August 2007 to October 2009. Interest rates range from 5.00% to 9.25%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President,
Chief Human Resource Officer
Avis Budget Group, Inc.

Date: June 28, 2007